Exhibit 99.1

Vertical Aerospace Announces 1,000-mile Hybrid-Electric VTOL Programme to Serve Defence, Logistics and Wider Commercial Markets

•	Integrating hybrid-electric propulsion capabilities into Vertical’s next-generation aircraft prototype, unlocking multi-billion-dollar opportunities including defence, logistics and wider commercial applications

•	Actively discussing use cases and defence special mission applications with government agencies and potential customers

•	New long-range variant will be adapted from the all-electric VX4, targeted for certification to the highest safety standards in 2028

•	Uniquely positioned to capture deep share of global market with exportable, scalable offering

LONDON & NEW YORK, May 12, 2025 – Vertical Aerospace (“Vertical”) (NYSE: EVTL) today announced it is developing a hybrid-electric vertical-take-off-and landing (VTOL) variant of its VX4 aircraft, expanding range and payload capabilities to ￼unlock new market opportunities within the already sizable $1TR1￼ total addressable urban air mobility market￼.

Vertical’s hybrid-electric strategy builds on its all-electric VX4 and Flightpath 2030 strategy, enabling new potential applications in defence, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver.

Vertical’s second-generation hybrid-propulsion system, which has been in development for 18 months at the Vertical Energy Centre, will be retrofitted into one of the company’s VX4 full scale prototypes and is expected to commence flight testing in Q2 2026.

Key targeted capabilities of Vertical’s hybrid-electric variant:

•	Range: Up to 1,000 miles, a 10-fold increase from its all-electric aircraft.

•	Payload: Configurable to carry up to 1,100 kilograms in the VX4’s class-leading airframe capacity.

•	Stealth advantages: Low noise and heat signatures make the hybrid variant well-suited for sensitive missions.

•	Crewed and uncrewed capabilities: Hybrid-electric technology capable of being deployed autonomously, remotely, or with a pilot. Uncrewed capabilities can be seamlessly integrated into the existing Flight Control System being developed by Honeywell.

•	Mission resilience: Built off the VX4’s industry-leading redundancy and damage tolerance, boosting confidence for mission-critical operations.

“The demand for long-range, high-payload, quiet aircraft is growing rapidly - especially across defense and critical logistics.” said Stuart Simpson, CEO of Vertical Aerospace. “Our hybrid-electric VTOL strategy builds on our existing electric platform, world-class battery technology and large, versatile airframe, allowing us to offer uniquely scalable solutions that unlock a new frontier in air mobility and revenue stream for Vertical.”

1 Morgan Stanley “eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit” (May 6, 2021).

Best-in-class hybrid-electric potential enabled by proprietary battery technology and airframe

Vertical’s proprietary battery platform, developed at its purpose-built Vertical Energy Centre, is a critical component of its hybrid-electric capability.

Vertical’s battery will help power the superior hybrid range and payload capabilities, enabling best-in-class performance for mission-critical use cases. Vertical’s hybrid team has developed advanced control systems supporting safe operation and redundancy, meeting strict European Union Aviation Safety Agency (EASA) and UK Civil Aviation Authority (CAA) safety standards for eVTOL flight. Bench testing has already validated its hybrid-electric architecture, including the successful integration of control algorithms between the power unit and battery.

The VX4’s large and flexible airframe enables the integration of hybrid-electric propulsion technology and superior payload capacity without requiring major redesign. This design freedom supports both operational scalability and mission versatility - advantages that smaller platforms may struggle to accommodate.

Uniquely positioned to meet the growing defence needs across Europe

As the only remaining credible European eVTOL company, Vertical’s hybrid-electric capabilities position it as a key player amid growing defence budgets and increasing focus on sovereign industrial capacity. As European governments increasingly look to develop new technologies and platforms to strengthen their defence capabilities, Vertical is actively engaged in discussions with government agencies, as well as other prospective customers, around defence applications and other potential use cases for its hybrid-electric aircraft.

Building on all electric VX4 and Flightpath 2030

The hybrid-electric variant will be in addition to Vertical’s all-electric VX4, which remains on target for its Flightpath 2030 goal of Type Certification in the UK and Europe in 2028, followed by validation by global regulatory authorities.

ENDS

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical Aerospace Media Contact

Justin Bates, Head of Communications
+44 7878 357 463
justin.bates@vertical-aerospace.com

Vertical Aerospace Investor Relations

Samuel Emden, Head of Investor Affairs
+44 7816 459 904
samuel.emden@vertical-aerospace.com

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, our ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, our ability to scale the hybrid-electric VX4 upon the VX4, the design and manufacture of the VX4, certification and the commercialization of the both the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, trends in sovereign defense budgets, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.